Exhibit 99.1

21Vianet Announces US$100 Million Private Placement of Convertible Notes

BEIJING, February 19, 2020 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that it has entered into convertible note purchase agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd., (“Goldman Sachs”).  Pursuant to these agreements, 21Vianet will issue and sell convertible notes in an aggregate principal amount of US$100 million through a private placement to the investors. The transaction is subject to the satisfaction of customary closing conditions.

The convertible notes will mature in five years, bearing interest at the rate of 2% per annum from the issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into Class A ordinary shares of the Company at the holder’s option at a conversion price of US$2 per share, or US$12 per American depositary share (“ADS”), representing a premium of 26.56% to the volume weighted average price of 21Vianet’s ADSs for the 60 trading days immediately preceding the signing date, subject to customary anti-dilution adjustments.  Unless previously redeemed or converted, the Company shall redeem the note on the maturity date at 115% of the then outstanding principal amount plus all accrued but unpaid interest.  In addition, if any portion of the outstanding principal amount of the notes has not been converted into shares of the Company by the third anniversary of the note issuance date, the holders have the right to require the Company to redeem, in whole or in part, the outstanding principal amount of the note at 109% of the principal amount plus all accrued but unpaid interest. Additional information regarding the private placement and the notes will be included in a Form 6-K to be filed by 21Vianet with the US Securities and Exchange Commission.

Mr. Alvin Wang, Chief Executive Officer and President of 21Vianet, commented, “We are delighted to welcome our new institutional investors, and we are appreciative of the continued support of many of our existing shareholders as well. The transaction provides us with an efficient and flexible source of capital to fund our three-year growth plan and development projects across key markets.”

Mr. Luke Wei, a managing director at Goldman Sachs, commented, “Over the past years, we have witnessed tremendous growth in China’s Internet data center industry. We are excited about our investment in 21Vianet, and look forward to more cooperation with the company in supporting its growth.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com